UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2009

Or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission file number 001-13253

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

RENASANT BANK 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RENASANT CORPORATION

209 Troy Street

Tupelo, MS 38804-4827

Renasant Bank 401(k) Plan

Form 11-K

For the Year Ended December 31, 2009

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

401(k) Oversight Committee

Renasant Bank

We have audited the accompanying statement of net assets available for benefits of Renasant Bank 401(k) Plan (the “Plan”) as of December 31, 2009 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for benefits of Renasant Bank 401(k) Plan as of December 31, 2008, and the related statement of changes in net assets available for benefits for the year then ended were audited by other auditors whose report, dated June 29, 2009, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ridgeland, Mississippi

June 30, 2010

REPORT OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

401(k) Oversight Committee

Renasant Bank

Tupelo, Mississippi

We have audited the accompanying statement of net assets available for benefits of Renasant Bank 401(k) Plan as of December 31, 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above of Renasant Bank 401(k) Plan as of December 31, 2008, and for the year then ended present fairly, in all material respects, the net assets available for benefits of Renasant Bank 401(k) Plan as of December 31, 2008, and changes in its net assets available for benefits for the year then ended in conformity with generally accepted accounting principles in the United States of America.

Our audit of the Plan’s financial statements as of and for the year ended December 31, 2008, was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at the end of the year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements as of December 31, 2008, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ T. E. Lott & Company

Columbus, Mississippi

June 29, 2009

Renasant Bank 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2009	2008

Assets
Investments
Investments, at fair value	$39,871,230	$36,558,246
Participant notes receivable	93,624	94,166

Total investments	39,964,854	36,652,412

Receivables
Company contribution	3,258,410	3,400,253
Participant contribution	88,149	—
Dividends	97,893	141,625
Other	237	93,481

Total receivables	3,444,689	3,635,359

Total assets	43,409,543	40,287,771

Liabilities
Other liabilities	140,567	53,086

Total liabilities	140,567	53,086

Net assets available for benefits	$43,268,976	$40,234,685

See Notes to Financial Statements.

Renasant Bank 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2009	2008
Investment income (loss)
Interest	$55,238	$32,997
Dividends	1,190,526	558,430
Net appreciation (depreciation) in fair value of investments	3,672,740	(13,192,501)

Total investment income (loss)	4,918,504	(12,601,074)

Contributions
Company	3,258,410	3,400,253
Participants	2,579,404	2,805,331
Rollovers	4,146	67,316

Total contributions	5,841,960	6,272,900

Other deductions
Benefits paid to participants	3,268,659	2,791,708
Certain deemed distributions	358	2,741
Corrective distributions	140,567	26,022
Other expenses	701	1,000

Total other deductions	3,410,285	2,821,471

Transfer of certain plan assets	(4,315,888)	—

Net increase (decrease) in net assets available for benefits	3,034,291	(9,149,645)

Net assets available for benefits:
Beginning of year	40,234,685	49,384,330

End of year	$43,268,976	$40,234,685

See Notes to Financial Statements.

Renasant Bank 401(k) Plan

Notes to Financial Statements

Note A – Description of Plan

The following brief description of the Renasant Bank 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

General: The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan covers substantially all employees of Renasant Corporation and its wholly-owned subsidiary, Renasant Bank (collectively referred to herein as the “Company”).

On December 22, 2009, the Company transferred account balances previously accrued under The Peoples Bank & Trust Company Employee Stock Ownership Plan and Trust (the “ESOP accounts”) from the Plan to a separate employee stock ownership plan. The transfer of the ESOP accounts is shown as a reduction of the net assets of the Plan for the year ended December 31, 2009. As of the date of transfer, the ESOP accounts were valued at $4,315,888.

Eligibility: Common law employees of the Company, other than employees subject to a collective bargaining agreement and non-resident aliens, are immediately eligible to participate in the Plan.

Contributions: Participants may voluntarily defer compensation up to applicable IRS limits, as defined in the Plan. Participants may also rollover distributions from other qualified retirement plans.

The Company matches 100% of each eligible participant’s voluntary deferrals, up to 4% of compensation. The Company also makes nondiscretionary contributions for eligible participants equal to 5% of total compensation and 5% of compensation in excess of the current Social Security wage base.

Participant Accounts; Allocations: The Plan maintains one or more accounts for each participant, including a money purchase account for participants in the prior The Peoples Bank & Trust Company Money Purchase Plan. Deferrals and rollover contributions are allocated to their respective accounts when made. Company contributions are made and allocated to their respective accounts at the end of the year for those participants who are employed on the last day of the year and are credited with 1,000 hours of service during the year. No additional contributions are allocated to money purchase accounts.

Investments: Participants direct the investment of their accounts in an ERISA Section 404(c) arrangement. Earnings are allocated to accounts each business day.

Vesting: Participants are fully vested in deferrals and rollovers and earnings allocable to such contributions. Matching and nondiscretionary Company contribution accounts and money purchase accounts vest under a six-year graduated schedule.

Forfeitures: Forfeitures of non-vested Company contributions are used to reduce future Company contributions. There were forfeitures pending in the amount of $167,043 and $175,891 at December 31, 2009 and 2008, respectively.

Benefits: Benefits are equal to the vested value of each participant’s accounts. Upon termination of service, benefits are paid in the form of a single sum, except those amounts allocable to a participant’s money purchase account are paid the form of an annuity, unless a participant otherwise elects. Benefits are recorded when paid.

Administrative Expenses: The Plan sponsor pays the direct costs of the plan, including legal, audit, custodial and recordkeeping fees.

Participant Notes Receivable: Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their deferral account balance. Loan availability is generally conditioned upon hardship conditions. Loan terms range from one to five years, unless the loan is for the purchase of a principal residence. The loans are secured by the balance in the participant’s accounts and bear interest at the prime rate of Renasant Bank plus one. Principal and interest are paid ratably through payroll deductions.

Renasant Bank 401(k) Plan

Notes to Financial Statements

Note B – Summary of Significant Accounting Policies

Basis of Accounting: The Plan’s financial statements are prepared using the accrual basis of accounting, with the exception of the payment of benefits, which are recognized as a reduction in the net assets available for benefits of the Plan as they are disbursed to participants.

Investment Valuation: Quoted market prices are used to value investments. The Company’s common stock is traded on the NASDAQ Global Select Market under the trading symbol “RNST” and is valued using the closing price on the last day of the Plan year. Participant notes receivable are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis.

Income Recognition: Interest income is recorded as it is earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in the fair value of investments, as recorded in the Statements of Changes in Net Assets Available for Benefits, includes changes in the fair value of investments acquired, sold or held during the year.

Risks and Uncertainties: The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Subsequent Events: The Plan has evaluated, for consideration of recognition or disclosure, subsequent events that have occurred through the date of issuance of its financial statements, and has determined that no significant events occurred after December 31, 2009 but prior to the issuance of these financial statements that would have a material impact on its financial statements.

Impact of Recently-Issued Accounting Standards: In June 2009, the Financial Accounting Standards Board (“FASB”) redefined the new hierarchy for U.S. GAAP and established the FASB Accounting Standards Codification (“ASC”) as the sole source for all authoritative accounting guidance. The FASB will not issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates. In addition, the FASB will not consider Accounting Standards Updates as authoritative in their own right; rather, Accounting Standards Updates will serve only to update the Codification, provide background information about the guidance, and provide the bases for conclusions on the change(s) in the Codification. The adoption of the Codification had no impact on the Plan’s financial statements.

In May 2009, the FASB issued an update to ASC 855, “Subsequent Events,” (“ASC 855”) to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This update sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The adoption of this update had no material impact on the Plan’s financial statements. In February 2010, the FASB issued an update to ASC 855 that eliminates the requirements for SEC filers to disclose the date through which subsequent events have been evaluated in originally issued and reissued financial statements. This update was effective upon issuance.

Renasant Bank 401(k) Plan

Notes to Financial Statements

Note B – Summary of Significant Accounting Policies (continued)

In January 2010, the FASB issued an update to ASC 820, “Fair Value Measurements and Disclosures,” (“ASC 820”) that requires new disclosures and clarifications of existing disclosures about recurring and nonrecurring fair value measurements. As to new disclosure requirements, a reporting entity must disclose separately the amount of significant transfers in and out of Level 1 and Level 2 fair value measurements, describe the reasons for the transfers, and present separately information about purchases, sales, issuances and settlements in the reconciliation for fair value measurements using Level 3 inputs. As to clarifications of existing disclosures, a reporting entity should provide fair value measurements for each class within each category of assets and liabilities, and provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair measurements that fall in either Level 2 or Level 3. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements, which are effective beginning after December 15, 2010, and for interim periods within those fiscal years. The Plan is currently in the process of evaluating the impact of adopting this update on its financial statements.

Note C – Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets as of December 31, 2009 and 2008, were as follows:

	2009		2008
	Number of Units	Fair Value	Number of Units		Fair Value
Renasant Corporation Common Stock	575,306	$7,824,158	824,116		$14,034,695
Federated Total Return Bond - SS	693,556	7,536,837	503,807		5,128,759
Davis New York Venture - R	105,252	3,260,722	93,078		2,205,009
Federated InterContinental Fund - A	71,636	3,081,778	64,350		2,101,682
Federated Kaufmann Fund - A	530,872	2,473,864	—	(1)	—	(1)
Federated Prime Obligations Fund - SS	2,364,778	2,364,778	—	(1)	—	(1)
Federated International Small-Mid Company Fund - A	67,481	2,165,469	—	(1)	—	(1)

(1)	Did not represent 5% or more of the fair value of the Plan’s net assets as of December 31, 2008.

The Plan’s investments, including gains and losses on investments bought and sold, as well as investments held during the year, appreciated (depreciated) in value as follows:

	2009	2008
Appreciation (depreciation) in fair value of investments:
Renasant Corporation common stock	$(2,499,380)	$(3,469,227)
Registered investment companies	6,172,120	(9,723,274)

Net appreciation (depreciation) in fair value of investments	$3,672,740	$(13,192,501)

Note D – Tax Status

The Plan obtained its latest determination letter on July 3, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since that date. The Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

In July 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109”, codified in ASC 740, “Income Taxes” (“ASC 740”). This standard clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements and prescribes a recognition threshold and measurement attribute for tax positions taken or expected to be taken on a tax return including the entity’s status as a tax-exempt entity. Additionally, ASC 740 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Plan adopted this standard effective January 1, 2009. The Plan had no significant uncertain tax positions at the date of adoption or at December 31, 2009. Accordingly, the adoption did not have a material effect on the Plan’s financial position or changes in net assets. If interest and penalties are incurred related to uncertain tax positions, such amounts are recognized in income tax expense. Tax periods for all fiscal years after 2006 remain open to examination by the federal and state taxing jurisdictions to which the Plan is subject.

Note E – Related Party Transactions

Renasant Corporation sponsors the Plan. Renasant Corporation common stock is one of the investment options in the Plan. Renasant Bank is the trustee of the Plan. Federated Investors, Inc. and related subsidiaries is the third party administrator of the Plan. Transactions between the Plan and these entities constitute exempt party-in-interest transactions.

Renasant Bank 401(k) Plan

Notes to Financial Statements

Note F – Plan Termination

Although it has not expressed any intent to do so, the Company has the right at any time to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all employees will become 100% vested in their accounts.

Note G – Fair Value of Financial Instruments

ASC 820 provides guidance for using fair value to measure assets and liabilities and also establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to a valuation based on quoted prices in active markets for identical assets and liabilities (Level 1), moderate priority to a valuation based on quoted prices in active markets for similar assets and liabilities and/or based on assumptions that are observable in the market (Level 2), and the lowest priority to a valuation based on assumptions that are not observable in the market (Level 3). The following methods and assumptions are used by the Plan to estimate the fair values of the Plan’s financial instruments on a recurring basis:

Renasant Corporation common stock: The Company’s common stock is traded on the NASDAQ Global Select Market and is valued using the closing price on the last day of the Plan year.

Registered investment companies: These investments are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.

Participant notes receivable: Participant notes receivable are valued at their outstanding balance, which approximates fair value, or Level 3 measurements, as there is no observable market price.

The following table presents the Plan’s financial instruments that are measured at fair value on a recurring basis at December 31, 2009 and 2008:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Totals
December 31, 2009
Renasant Corporation common stock	$7,824,158	$—	$—	$7,824,158
Registered investment companies	32,044,831	—	—	32,044,831
Participant notes receivable	—	—	93,624	93,624

	$39,868,989	$—	$93,624	$39,962,613

December 31, 2008
Renasant Corporation common stock	$14,034,695	$—	$—	$14,034,695
Registered investment companies	22,503,410	—	—	22,503,410
Participant notes receivable	—	—	94,166	94,166

	$36,538,105	$—	$94,166	$36,632,271

The following table provides a reconciliation for the Plan’s investments measured at fair value on a recurring basis using significant unobservable inputs, or Level 3 inputs, during the years ended December 31, 2009 and 2008:

	Participant notes receivable
	2009	2008
Balance as of January 1	$94,166	$86,341
Realized gains (losses) included in changes in net assets	—	—
Unrealized gains (losses) included in changes in net assets	—	—
Net purchases, sales, issuances, and settlements	(542)	7,825
Transfers in and/or out of Level 3	—	—

Balance as of December 31	$93,624	$94,166

SUPPLEMENTAL SCHEDULE

RENASANT BANK 401(k) PLAN

EIN 64-0220550

PLAN 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2009

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
*	Baron	Baron Growth Fund	**	$797,943
*	Columbia	Columbia Value and Restructuring Fund - Z	**	1,924,664
*	Davis	Davis New York Venture - R	**	3,260,722
*	Federated	Federated Clover Small Value Fund - A	**	265,858
*	Federated	Federated InterContinental Fund - A	**	3,081,778
*	Federated	Federated International Small-Mid Company Fund - A	**	2,165,469
*	Federated	Federated Kaufmann Fund - A	**	2,473,864
*	Federated	Federated Max Cap Index Fund - SS	**	1,933,628
*	Federated	Federated Mortgage Fund - SS	**	394,511
*	Federated	Federated Prime Obligations Fund - SS	**	2,364,778
*	Federated	Federated Total Return Bond - SS	**	7,536,837
*	Federated	Federated Total Return Government Bond Fund - SS	**	1,174,741
*	Fidelity	Fidelity Advisor Mid Cap Value Fund - I	**	486,739
*	Janus	Janus Adviser Forty Fund - S	**	2,096,888
*	Robertson Stephens	Robertson Stephens Investment Trust Partners Fund	**	2,086,411
*	Renasant Corporation	Employer Stock Awaiting Purchase Fund	**	2,241
*	Renasant Corporation	Renasant Corporation Common Stock	**	7,824,158
*	Participant Notes Receivable	Range of interest rates from 4.25% to 9.25% with maturity dates through 2019	**	93,624

			**	$39,964,854

*	Denotes party-in-interest
**	Cost information has been omitted for participant-directed investments.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

RENASANT BANK 401(K) PLAN

Date: June 30, 2010	/s/ Hollis Ray Smith
Hollis Ray Smith
Executive Vice President and
Human Resources Director